Exhibit 99.1

REGULATED INFORMATION

PRESS RELEASE

Takeda notifies 4.48% shareholding in TiGenix

Leuven (Belgium) — January 9, 2017, 7:00h CET — TiGenix NV (Euronext Brussels and Nasdaq: TIG; “TiGenix”) publishes today a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On January 4, 2017, TiGenix received a transparency notification from related companies Takeda Pharmaceutical Company Limited/Takeda Pharmaceuticals International AG, following the acquisition of shares on December 29, 2016, after which Takeda Pharmaceutical Company Limited (through its subsidiary Takeda Pharmaceuticals International AG) holds 11,651,778 voting rights in TiGenix (4.48% of the total number of voting rights). As a result the 3% threshold was crossed.

Content of the notification

Date of the notification: January 4, 2017.

Reason of the notification: acquisition of voting securities or voting rights.

Persons subject to the notification requirement: related companies Takeda Pharmaceutical Company Limited (with address at 1-1, Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan), who is a parent undertaking/controlling person, and Takeda Pharmaceuticals International AG (with address at Thurgauerstrasse 130, 8152 Glattpark (Opfikon), Switzerland), who is a controlled person.

Date on which the threshold was crossed: December 29, 2016.

Threshold that was crossed: 3%.

Denominator: 259,956,365.

Details of the notification: following the acquisition of shares, the number of voting rights was as follows:

•                  Takeda Pharmaceutical Company Limited held 0 voting securities; and

•                  Takeda Pharmaceuticals International AG held 11,651,778 voting securities (4.48% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Takeda Pharmaceuticals International AG is controlled by Takeda Pharma A/S, which is controlled by Takeda A/S, which is controlled by Takeda Pharmaceutical Company Limited and by Takeda Europe Holdings B.V., which is controlled by Takeda Pharmaceutical Company Limited.

This press release and the above-mentioned transparency notification can be consulted on our website:

•                  press release: http://www.tigenix.com/en/pages/11/2017;

•                  notifications: http://www.tigenix.com/en/page/26/shareholders.

For more information:

TiGenix NV

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and Nasdaq: TIG) is an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from its proprietary platforms of allogeneic, or donor-derived, expanded stem cells. Our lead product candidate from the adipose-derived stem cell technology platform is Cx601, which is in registration with the European Medicines Agency for the treatment of complex perianal fistulas in Crohn’s disease patients. Our adipose-derived stem cell product candidate Cx611 has completed a Phase I sepsis challenge trial and a Phase I/II trial in rheumatoid arthritis. Effective July 31, 2015, TiGenix acquired Coretherapix, whose lead cellular product candidate, AlloCSC-01, is currently in a Phase II clinical trial in Acute Myocardial Infarction (AMI). In addition, the second product candidate from the cardiac stem cell-based platform acquired from Coretherapix, AlloCSC-02, is being developed in a chronic indication. On July 4, 2016, TiGenix entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the United States. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain).